205 SOUTH HOOVER BOULEVARD

SUITE 210

TAMPA, FLORIDA 33609

August 11, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2021

Filed March 31, 2022

SEC File No.: 001-31895

Ladies and Gentlemen:

The purpose of this letter is to respond to the Staff’s comment letter of July 28, 2022 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response. The Company is filing an amendment to the filing on Form 10-K/A (the “Second Amendment”) concurrently herewith.

Form 10-K/A Filed July 19, 2022

Item 2. Properties, page 1

1.

We note your response to comment 1. The summary disclosure is required disclosure pursuant to Item 1301 (d) of Regulation S-K. Please disclose the required information for all mineral properties in which you have an interest, identifying the particular information in which you have yet to obtain.

The Second Amendment, under the heading “Other Interests and Projects,” sets forth the summary disclosure required by Item 1301(d) of Regulation S-K. The disclosure set forth in the Second Amendment identifies the otherwise required information to which the Company does not have access and states the reasons that such information is not available.

2.

We note your response to comment 2 and we partially reissue the comment. The amended filing includes 43-101 resource disclosure on pages 4 and 5 and your disclosure on page 1 directs readers to the NI 43-101 report that was filed as an exhibit to the 10-K filed on March 31, 2021. Considering that you are not filing an S-K 1300 technical report summary, please revise to remove all resource disclosure and to eliminate the reference to the 43-101 technical report.

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

August 11, 2022

In response to the Staff’s comment, the Company has revised the disclosure regarding the Don Diego Phosphorite Project in the Second Amendment to remove all resource disclosure and to eliminate the reference to the 43-101 technical report.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 6

3.

We note your revised disclosures in response to prior comments 3 and 4. We note you removed the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures and did not include full text of disclosures required by Item 9A. Please note that amendments to Exchange Act filings must include the complete text of each item that is amended per Exchange Act Rule 12b-15. Please amend the filing to include the disclosures required by Items 307 and 308 of Regulation S-K. Please ensure to file updated Section 302 and Section 906 certifications from your principal executive officer and principal financial officer as required by Item 601(b)(31) and (32) of Regulation S-K.

In response to the Staff’s comment, the disclosure set forth in the Second Amendment has been revised to include the disclosures required by Items 307 and 308 of Regulation S-K.

Updated Section 302 and Section 906 certifications of our principal executive officer and principal financial officer as required by Item 601(b)(31) and (32) of Regulation S-K are filed as exhibits to the Second Amendment.

* * * * * * *

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (917) 402-4001 should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Christopher E. Jones
Christopher E. Jones Chief Financial Officer

CEJ:icp